August 19, 2014

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Re: WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”) –IRS Audit Update

Dear Holders of Units of Limited Partnership Interest:

You will be receiving shortly a copy of the Partnership’s annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2014. We want to highlight the disclosure that was included within the Form 10-K regarding two Local Limited Partnerships, Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”). Each is a Texas limited partnership which has been audited by the IRS. We have enclosed digested excerpts from the Form 10-K and our prior letters to you which outline the status of the IRS audit and other matters concerning these two properties, as well the steps currently underway to address the issues.

Our intention is to continue to keep you informed of material developments in these matters. At present, we are not in a position to offer our analysis or the likelihood of success on the part of the Local General Partner, and can offer no assurance in this regard.

Very truly yours,

WNC National Partners, LLC
General Partner

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), both Texas limited partnerships in which the Partnership is a limited partner, were audited by the Internal Revenue Service (“IRS”) for tax years 2007, 2008 and 2009. In its findings of those audits, the IRS asserted that the low income housing tax credits (“LIHTCs”) for Grove Village and Pleasant Village should not have been claimed for those three years. As of the year-end for each of tax years 2007, 2008, 2009, and 2010 the IRS Forms 8609 had not been issued by the Texas Department of Housing & Community Affairs (“TDHCA”), which is contrary to the representation made by the Local General Partner on the Grove Village and Pleasant Village tax returns.

The Local General Partner and a representative for the Partnership were present for an Appellate Hearing with the IRS on June 27, 2013. The Hearing was in regard to the LIHTCs for Pleasant Village and Grove Village for tax years 2007, 2008 and 2009. The Partnership received notification that the IRS Appeals Division ruled in favor of the IRS findings. The Partnership filed a Petition for Readjustment with the United States Tax Court for Pleasant Village and is optimistic the IRS position will be reversed. The Partnership did not file with the Tax Court for Grove Village. The Partnership expects that there will be a recapture of the LIHTCs taken for those years for Grove Village. In the event the Partnership is not successful with the Tax Court, management believes the maximum potential recapture for those years for both Grove Village and Pleasant Village would be $3,548,480, or $169 per limited partnership unit, including interest and penalties. Currently the Partnership is working with third party consultants and TDHCA to get the Forms 8609 for Pleasant Village.

The Local General Partner, which is not an affiliate of WNC, had made repairs to Pleasant Village in anticipation of a 2013 inspection by HUD and TDHCA and to Grove Village in anticipation of a 2013 inspection by HUD. Neither Grove Village nor Pleasant Village received a favorable score from either HUD or TDHCA. The Partnership completed repairs at Pleasant Village with the financial support of WNC & Associates, Inc. Pleasant Village received a passing score from HUD in April 2014.

Also, in May 2013, the Local General Partner stopped making the mortgage payments for Grove Village and Pleasant Village without providing notice to the Partnership of its intent to do so. The lender has issued a notice of default. To prevent the lender from commencing a foreclosure action against the properties and thereby eliminating any possibility of obtaining the Forms 8609 and the LIHTCs, WNC & Associates, Inc. negotiated the purchase of the notes from the lender. Due to Associates’ purchase of the notes, the properties are currently not in risk of foreclosure due to non-payment of the monthly mortgage payments.

In June 2013, the Partnership filed a lawsuit against the Local General Partner and the Guarantors. Discussions have commenced with the Local General Partner’s insurance carrier and counsel to determine whether a settlement of the claims can be reached. The first settlement of $1,315,000 has been received and is being held in trust by counsel until the agreement is finalized. There is no guarantee that the Partnership will reach a final settlement from the lawsuit.

The Partnership did put Grove Village on the market and has received an executed Letter of Intent from a potential purchaser. The Purchaser and the Partnership are working with TDHCA and HUD to obtain approval from the agencies for the potential sale. Both parties are targeting to close the transaction by September 30, 2014. The timing of agency approvals could alter the anticipated closing date of the potential disposition.

During the year ended March 31, 2014, the Partnership advanced $654,590 and $1,611,377 to Grove Village and Pleasant Village, respectively, to meet operating deficits and renovation expenses. The Partnership determined the recoverability of these advances to be probable based on the settlement and disposition proceeds discussed earlier. Of course, there can be no guarantee in this regard.